FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January 2013

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated January 16, 2013, announcing that it has signed an agreement with Huawei for the delivery of its SkyAbis cellular backhaul solution to a leading Southeast Asian Mobile Network Operator (MNO).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated January 16, 2013	By:	/s/ Alon Levy
Alon Levy
General Counsel

Gilat and Huawei Partnering to Deliver Cellular Backhaul Solution to a
Leading Southeast Asian Mobile Network Operator

Petah Tikva, Israel, 16 January, 2013 – Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that it has signed an agreement with Huawei for the delivery of its SkyAbis cellular backhaul solution to a leading Southeast Asian Mobile Network Operator (MNO). As part of the project, Gilat will supply and install a SkyEdge II hub, SkyEdge II Pro VSATs, and related services including remote site installation. The majority of the sites will replace older SCPC modems that are currently in use.

The SkyAbis network will support both 2G and 3G BTS/Node B sites as part of a major upgrade to the Mobile Network Operator’s nationwide cellular infrastructure, and will provide improved bandwidth efficiency and higher throughputs. The cellular backhaul solution enables the network operator to significantly save on satellite capacity through the use of the SkyAbis Dynamic Allocation Multiple Access (DAMA) capabilities which allocate satellite capacity to the site, as and when required. This also enables the operator to expand the network to additional sites, where previously it was not economically feasible.

“We are pleased to be partnering with Huawei on such an advanced cellular backhaul deployment,” said Stephane Palomba, Regional VP for Asia, at Gilat Satellite Networks, “As many MNOs are looking to extend their cellular coverage to more remote locations, cellular backhaul via satellite is the optimal solution for rapid, economical deployment.”

Gilat is one of today’s leading providers of cellular backhaul solutions, supplying mobile operators around the world with satellite ground equipment and services that enable them to increase ARPU and expand their reach into new geographies, while rapidly complying with emerging government regulations.

Gilat's SkyAbis is a prepackaged solution for cellular backhaul, based on Gilat’s SkyEdge II multi-service platforms. The solution enables operators to deploy hybrid networks that extend the reach of their terrestrial and cellular infrastructure to remote communities. SkyAbis features traffic optimization and dynamic bandwidth allocation for GSM, CDMA 2000 and UMTS backhaul, with much higher space-segment efficiencies when compared to SCPC.

For more information regarding Gilat’s cellular backhaul solutions please visit www.gilat.com/cellular-backhaul.

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About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
David Leichner
Gilat Satellite Networks
+1 516 478 9697
davidle@gilat.com